KRAMER LEVIN NAFTALIS & FRANKEL LLP

                                919 THIRD AVENUE

                           NEW YORK, N.Y. 10022 - 3852


    ABBE L. DIENSTAG                                           47, Avenue Hoche
   TEL (212) 715-9280                                             75008 Paris
   FAX (212) 715-8000                                               France
ADIENSTAG@KRAMERLEVIN.COM



                                   April 7, 2005



VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
Attention:        Mara L. Ransom
                  Special Counsel


            Re:   Secured Income L.P.
                  Schedule 14D-9 filed March 21, 2005
                  SEC File No. 5-54251


Dear Ms. Ransom:

      We acknowledge receipt of the staff's comment letter dated as of March 24, 2005 in connection with the above-referenced filing on behalf of our client, Secured Income L.P. ("Secured Income"). For ease of reference, the staff's comments have been reproduced along with the responses. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

Item 1.  Subject Company Information, page 1
--------------------------------------------

1.    Comment:    Please advise us as to whether this Schedule 14D-9 is
intended to satisfy Secured Income's obligation to state its position with respect to the tender offer pursuant to Rule 14e-2. If this Schedule is intended to satisfy such requirement, please revise to include a reference to the subject company as the filing person here, on the cover and signature pages and provide responses on behalf of the subject company to Items 2, 4, 6 and 7 of this Schedule. To this end, you may wish to clarify that the position stated by you as one of the general partners is stated on behalf of Secured Income. Otherwise, please advise us as to why this Schedule should not be so revised and, as one of the general partners of the subject company, tell us why the


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

subject company has not stated its position within the 10 business day timeframe as required pursuant to Rule 14e-2.

      Response:   Secured Income confirms that the position stated by Wilder
Richman Resources Corporation as one of the general partners of Secured Income is stated on behalf of Secured Income. Please see the cover page, signature pages and Items 2, 3, 4, 6, 7 of the Amendment No. 1 to Schedule 14D-9.

Item 4.  The Solicitation or Recommendation, page 3
---------------------------------------------------

2.    Comment:    We note your recommendation against accepting the Offer and your belief that a sale of the Properties "may realize greater value" and "could lead to higher returns." Please revise to provide the basis for your belief. Considering you are in receipt of written offers for the Properties, please elaborate upon your belief by quantifying the liquidation value of the Partnership. Further, provide unit holders with additional information regarding the pending offers for the Properties. Do you plan on asking the offerors to increase the consideration for the Properties? We note, for example, your indication that the purchase price offer for the Fieldpointe property is $22,000,000 and comparing this to the Gross NOI valuation prepared by the bidder, it would seem that this purchase price is too low. Also, you indicate that a sale of the Properties "could be accomplished within the next six months." Advise holders as to where you are in this process.

      Response:   Secured Income has revised the Schedule 14D-9  in response to this comment.  Please see Item 4 of the Amendment No. 1 to Schedule 14D-9.

3.    Comment:    We note your indication that the terms of the limited
partnership agreement prohibit a transfer of units if that transfer would cause 50% or more of the Units to be transferred within 12 months. Considering you were the subject of several tender offers within the last 12 months, advise holders as to whether you believe this restriction will be triggered. For example, was it triggered in the prior tender offers?

      Response:    Secured Income has determined that approximately 58,142
Units, or approximately 5.9% of the outstanding Units, were transferred through sale of the Units from April 1, 2004 to March 31, 2005. As this tender offer is for 20.9% of the outstanding Units, it will not trigger this restriction. Amendment No. 1 to Schedule 14D-9 has been revised to indicate that the Partnership does not believe that the 50% transfer restriction will be triggered.

Item 8. Additional Information, page 6
--------------------------------------

4.    Comment:    We note your indication that affiliates of your general
partner have purchased Units from Unit holders on an unsolicited basis and that you and/or they may continue this practice, including during the pendency of the Offer. Please confirm to us that these purchases will not violate Rule 14e-5 and explain why.

      Response:   Secured Income confirms that purchases made by affiliates
of its general partner, Wilder Richman Resources Corporation ("WRRC"), would not violate Rule 14e-5 because, with respect to this Offer. Neither WRRC nor any of its affiliates is a "covered person" with respect to the Offer as defined in Rule 14e-5(c)(3).

Closing Comments
----------------

      Comment:    In connection with responding to our comments, please
provide, in writing, a statement from all filing persons acknowledging that:

      o you are responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Response:   Please see the attached Acknowledgement made in response to this comment.

                                    * * * * *

      If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call Michael A. Yap at (212) 715-7820 or me at (212) 715-9280.



                              Sincerely,

                              /s/ Abbe L. Dienstag
                              ---------------------------
                              Abbe L. Dienstag

                                ACKNOWLEDGEMENT

      Reference is made to the filing with the Securities and Exchange Commission (the "Commission") by Secured Income L.P. ("Secured Income") of a
Schedule 14D-9, filed on March 21, 2005, in response to an offer to purchase Units of Secured Income L.P., File No. 5-54251. In this connection, the undersigned hereby acknowledges the following:

o the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to the disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Dated: April 7, 2005

SECURED INCOME L.P.
By: Wilder Richman Resources Corporation, a general partner


By: /s/ Richard P. Richman
   ------------------------------
Name:  Richard P. Richman
Title: President